Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

January 26, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 25, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Aurora Technology Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A Ordinary Share, par value $0.0001 per share,
one Redeemable Warrant to acquire one-half of one Class A Ordinary Share,
and one Right to acquire one-tenth of one Class A Ordinary Share

Class A ordinary shares included as part of Units

Redeemable Warrants included as part of Units

Rights included as part of the Units

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi